                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                        Mine Safety Appliances Company
                        ------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
                          --------------------------
                        (Title of Class of Securities)

                                  602720 10 4
                                  -----------
                                (CUSIP Number)

                           Nelson W. Winter, Esquire
                         Reed Smith Shaw & McClay LLP
                               435 Sixth Avenue
                        Pittsburgh, Pennsylvania 15219
                                (412) 288-3310
                                --------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               October 31, 2000
                               ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]*


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* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP NO.     602720 10 4
           ---------------------------------------------------------------------

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    1)  Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons
(entities only)

              James E. Herald
        ------------------------------------------------------------------------

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    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
            --------------------------------------------------------------------

        (b)      X
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    3) SEC Use Only
                    ------------------------------------------------------------

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    4) Source of Funds (See Instructions)    00
                                          --------------------------------------

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    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)
                    ------------------------------------------------------------

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    6) Citizenship or Place of Organization       U.S.A.
                                            ------------------------------------

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                      (7)  Sole Voting Power         120,765
                                             -----------------------------------
    Number of
    Shares Bene-      (8)  Shared Voting Power             0
    ficially                                   ---------------------------------
    Owned by
    Each Report-      (9)  Sole Dispositive Power     46,251
    ing Person                                    ------------------------------
       With
                     (10)  Shared Dispositive Power   74,514
                                                    ----------------------------

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    11)  Aggregate Amount Beneficially Owned by Each Reporting Person   125,765
                                                                      ----------

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    12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)
                       ---------------------------------------------------------

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    13)  Percent of Class Represented by Amount in Row (11)    1.0%
                                                            --------------------

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    14)  Type of Reporting Person (See Instructions)     IN
                                                     ---------------------------

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Item 1.  Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Mine Safety Appliances Company (the "Company"), P.O. Box 426, Pittsburgh, Pennsylvania 15230.

Item 2.  Identity and Background.

     (a)  Name of Person Filing:          James E. Herald

     (b)  Residence or Business Address:  Mine Safety Appliances Company
                                          P.O. Box 426
                                          Pittsburgh, PA  15230

Item 5.  Interest in Securities of the Issuer.

     As of October 31, 2000, the undersigned ceased to be a member of the Investment Committee of the Trust for the Company's Non-Contributory Pension Plan for Employees. As a result, the undersigned is no longer a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Company's outstanding Common Stock

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   /s/ James E. Herald
                                               ----------------------------
                                                     James E. Herald

Date:  October 31, 2000